Mail Stop 6010   July 25, 2008

Mr. Steven Bell
Executive Vice President of Finance and Chief Financial Officer
ReSearch Pharmaceutical Services, Inc.
520 Virginia Drive
Fort Washington, PA 19034

> **Re:** **ReSearch Pharmaceutical Services, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 22, 2008**
> **File No. 000-52981**

Dear Mr. Bell:

     We have completed our review of your proxy statement and have no further comments at
this time. Please contact Sonia Barros at (202) 551-3655 with any questions.

                      Sincerely,

                      Jeffrey Riedler
                      Assistant Director